[redacted]

09057752

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2009
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. HOBMAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6466 E. EVENING GLOW DRIVE
(No. and Street)

SCOTTSDALE (City) ARIZONA (State) 85266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HOBMAN 928-925-1964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLUM & CLARK CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

5675 RUFFIN ROAD #300 (Address) SAN DIEGO (City) CALIFORNIA (State) 92123 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, RICHARD HOBMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. HOBMAN SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Hobman
Signature

President
Title

Laura Morrone
Notary Public

LAURA MORRONE
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
October 29, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF Arizona
COUNTY OF Maricopa

SUBSCRIBED AND SWORN TO (OR AFFIRMED) BEFORE ME ON THIS 23 DAY OF Feb., 2009 BY Richard Hobman PROVED TO ME ON THE BASIS OF SATISFACTORY EVIDENCE TO BE THE PERSON WHO APPEARED BEFORE ME.

Laura Morrone
NOTARY PUBLIC

LAURA MORRONE
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
October 29, 2012

R. HOBMAN SECURITIES, INC.
Audit Report in Conformity with
Rule 17a-5 of the

Securities and Exchange Commission
Year Ended December 31, 2008

AVAILABLE FOR PUBLIC
INSPECTION

TABLE OF CONTENTS

Independent Auditors' Report 1

Financial Statements:

Statement of Financial Condition 2-3

Notes to Financial Statements 4-7

BLUM & CLARK
Certified Public Accountants

Independent Auditors' Report

Board of Directors
R. Hobman Securities, Inc.
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of R. Hobman Securities, Inc. (a Nevada S corporation) as of December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition referred to above presents fairly, in all material respects, and in the form prescribed by the Securities and Exchange Commission, the financial position of R. Hobman Securities, Inc. as of December 31, 2008, and is in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition is presented under rule 17a-5(e)(3) of the Securities and Exchange Commission, and is open for public inspection.

Blum & Clark
Certified Public Accountants

San Diego, California
February 17, 2009

858-292-0543 ▮ FAX 858-292-0674 ▮ www.blumandclark.com
5675 Ruffin Road, Suite 300 ▮ San Diego, CA 92123

R. HOBMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

	Allowable	Non - Allowable	Total
CURRENT ASSETS:			
Cash	$ 37,919	$ ---	$ 37,919
Accounts receivable	---	13,752	13,752
Other receivable	1,730	---	1,730
Total current assets	39,649	13,752	53,401
FURNITURE AND EQUIPMENT, net	---	36,899	36,899
OTHER ASSETS:			
Deposits	---	600	600
Prepaid expenses	---	4,213	4,213
Total other assets	---	4,813	4,813
Total assets	$ 39,649	$ 55,464	$ 95,113

See accompanying notes and accountants' report.

R. HOBMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

LIABILITIES AND SHAREHOLDER'S EQUITY

	Aggregate Indebtedness	Non - Aggregate Indebtedness	Total
CURRENT LIABILITIES:			
Accounts payable	$ 2,369	$ ---	$ 2,369
Accrued expenses	112	---	112
Loan from shareholder	---	1,018	1,018
Total current liabilities	$ 2,481	$ 1,018	3,499
SHAREHOLDER'S EQUITY:			
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding			6,000
Additional paid-in capital			8,957
Retained earnings			76,657
Total shareholder's equity			91,614
Total liabilities and shareholder's equity			$ 95,113

See accompanying notes and accountants' report.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

R. Hobman Securities, Inc. was incorporated on January 27, 1995 under the laws of the State of Nevada. On October 30, 2008, the Company was registered in the State of Arizona. The Company was formed to provide general securities broker-dealer services to investors in securities and other investments. The Company has been a member of the Financial Industry Regulatory Authority ("FINRA"), previously the National Association of Securities Dealers, Inc. (the NASD) since December 20, 1995.

The Company engages in consulting activities for two broker dealers. Commissions are paid directly to the two broker dealers and then they are paid to the Company for the consulting services. The Company does not hold funds or securities for or owe money or securities to customers.

Furniture and Equipment

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from three to seven years. Furniture and equipment are recorded at cost.

Revenue and Cost Recognition

Commission revenues from securities transactions are recognized as earned, and expenses are recognized as incurred.

Accounts Receivable

No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are fully collectible.

Compensated Absences

Compensated absences for sick and personal time have not been accrued since they can not be reasonably estimated.

Income Taxes

The Company has elected to be treated as an S Corporation. Therefore, no provision for federal income taxes is included in the financial statements since all income and losses are allocated to the shareholder for inclusion in his individual tax returns. New Mexico does not impose a state income tax on S Corporations.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. FURNITURE AND EQUIPMENT

Computer equipment	$ 56,243
Furniture, fixtures and equipment	23,299
Software	33,940
	113,482
Less accumulated depreciation	(76,583)
Net	$ 36,899

Depreciation expense for the year ended December 31, 2008 was $22,301.

Note 3. COMMITMENTS AND CONTINGENCIES

The Company leases a vehicle under an operating lease. The Company entered into a new lease agreement that requires monthly payments of $747 through February 2011. For the year ended December 31, 2008, lease expense totaled $7,759.

Future minimum payments due on the non-cancelable lease are as follows:

Year Ending December 31,	Annual Payments
2009	$ 8,964
2010	8,964
2011	1,494
	$ 19,422

Note 4. RELATED PARTY TRANSACTIONS

The Company leases its office space from its shareholder on an annual renewable basis. The Company paid $8,665 in occupancy costs for the year. As of December 31, 2008, the Company also had an amount payable to the shareholder of $1,018.

Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act, the Company is required to maintain a net capital ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Aggregate indebtedness and net capital change from day to day, but as of December 31, 2008, the Company's net capital ratio was approximately 0.07 to 1. Net capital was $37,168, aggregate indebtedness was $2,481, and required net capital was $5,000.

The Company does not carry customer accounts, nor does it hold customer securities or cash. Therefore, it is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

Note 6. ANNUAL AUDITORS' REPORT FORM X-17A-5, DECEMBER 31, 2008

The Statement of Financial Condition and related statements of the annual audit pursuant to Rule 17a-5 are available for examination at the principal office of R. Hobman Securities, Inc., 6466 E. Evening Glow Drive, Scottsdale, AZ, 85266, and the public reference room of the Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C., 20549.

Note 7. RETIREMENT PLAN

The Company adopted a SEP IRA retirement plan effective January 1, 1999. The plan covers all employees who are at least 21 years of age with three years of service. The Company's contribution is based on 15% of eligible salary for each eligible employee. The Company's contribution for the year ended December 31, 2008 was $0 (employee has reached age where required to take withdrawals).

Note 8. ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM

The Company has adopted an anti-money laundering compliance program as required by the USA Patriot Act of 2001. The program requires management to perform certain procedures, primarily in connection with the opening of new accounts and reviewing questionable activity in all accounts. The Company is in compliance with the program.

Note 9. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair-value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis. For nonfinancial assets and liabilities, SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The statement will be applied prospectively by the Company for any fair value measurements that arise after the date of adoption.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115", which is effective for fiscal years beginning after November 15, 2007. SFAS 159 is an elective standard which permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which fair value option has been elected will be reported in earnings. The statement will be applied prospectively by the Company after the date of adoption.

Financial Accounting Standards Board Interpretation Number 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" is effective for fiscal years beginning after December 15, 2008. FIN 48 supplements FASB 109, "Accounting for Income Taxes", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the enterprise has taken or expects to take on the tax return. FIN 48 requires that the tax effects of a position be recognized only if it is "more likely than not" to be sustained based solely on its technical merits. Management must be able to conclude that the tax law, regulations, case law and other objective information regarding the technical merits sufficiently support the positions sustainability with a likelihood of more than 50 percent. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The statement will be applied prospectively by the Company after the date of adoption.

END